UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   MILLER JAMES G
   20 W 9th Street MS 3-426


   Kansas City, MO  64105
2. Issuer Name and Ticker or Trading Symbol
   UtiliCorp United Inc. (UCUC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   CEO of USU
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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

Common Stock                                  03/19/01    J (1)    8,212.0000    D  $0.000000    32,170.7760    D  Direct
Common Stock                                  01/25/01    A        51.3324       A  $27.960600                  I  by trust 401K
Common Stock                                  02/15/01    A        48.1427       A  $29.777600                  I  by trust 401K
Common Stock                                  03/15/01    A        262.0797      A  $30.159300                  I  by trust 401K
Common Stock                                  04/15/01    A        44.7376       A  $33.611800                  I  by trust 401K
Common Stock                                  05/03/01    A        22.4718       A  $35.073700                  I  by trust 401K
Common Stock                                  06/12/01    A        187.9939      A  $34.986500                  I  by trust 401K
Common Stock                                  09/20/01    A        216.7417      A  $60.629000                  I  by trust 401K
Common Stock                                  12/12/01    A        287.9275      A  $23.266700   22,618.5006    I  by trust 401K
Common Stock                                  06/12/01    A        29.3206       A  $35.000000                  I  by trust CAP Plan

Common Stock                                  08/12/01    A        74.4963       A  $31.750000                  I  by trust CAP Plan

Common Stock                                  09/12/01    A        59.1329       A  $31.515000                  I  by trust CAP Plan

Common Stock                                  10/12/01    A        80.8782       A  $29.270000                  I  by trust CAP Plan

Common Stock                                  11/12/01    A        57.5317       A  $27.410000                  I  by trust CAP Plan

Common Stock                                  12/12/01    A        112.9452      A  $24.000000   414.3049       I  by trust CAP Plan

Common Stock                                  02/20/01    A        167.3777      A  $30.470000                  I  by trust SCP
Common Stock                                  03/15/01    A        47.9486       A  $30.116800                  I  by trust SCP
Common Stock                                  06/12/01    A        41.7438       A  $34.986500                  I  by trust SCP
Common Stock                                  09/12/01    A        48.1745       A  $30.629000                  I  by trust SCP
Common Stock                                  12/12/01    A        63.9506       A  $23.266700   5,023.7028     I  by trust SCP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $18.166667                                                                 09/08/96     09/09/05
(right to buy)
Non-Qualified Stock Option     $18.416667                                                                 01/31/96     02/01/05
(right to buy)
Non-Qualified Stock Option     $18.500000                                                                 02/04/99     02/04/07
(right to buy)
Non-Qualified Stock Option     $19.041667                                                                 02/02/94     02/03/03
(right to buy)
Non-Qualified Stock Option     $19.125000                                                                              02/01/10
(right to buy)
Non-Qualified Stock Option     $21.083333                                                                 02/02/95     02/03/04
(right to buy)
Non-Qualified Stock Option     $23.083300                                                                              02/02/09
(right to buy)
Non-Qualified Stock Option     $23.562667                                                                 02/02/02     02/02/08
(right to buy)
Non-Qualified Stock Option     $28.415000      01/31/01       A         12,500.0000                                    01/31/11
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Common Stock                   30,003.0000               30,003.0000   D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,200.0000               10,200.0000   D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   44,400.0000               44,400.0000   D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   9,000.0000                9,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   21,000.0000               21,000.0000   D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   8,550.0000                8,550.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   70,500.0000               70,500.0000   D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   52,500.0000               52,500.0000   D   Direct
(right to buy)
Non-Qualified Stock Option     01/31/01  Common Stock                   12,500.0000               12,500.0000   D   Direct
(right to buy)

Explanation of Responses:

(1)
Upon the release of restricted stock these shares were withheld to pay taxes.

SIGNATURE OF REPORTING PERSON
/S/ By: Sara Henning
    For: James G. Miller
DATE 02/13/02